Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: kcane@caneclark.com

February 5, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Duc Dang, Staff Attorney, Division of Corporation Finance

Re:	Media Sentiment, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed December 19, 2007
File No. 333-144101

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of January 16, 2008, by Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Third Amended Registration Statement on Form S-1 (the “Third Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note the revised disclosure in response to comment one that you are only registering the distribution of shares to DBI’s shareholders on a non-pro rata basis.  Please provide us with a detailed explanation of whether the shares to be received by the shareholders will be restricted shares.

In response to this comment, the distribution will be on a pro-rata basis.   Holders of DBI common stock will receive one share of MSI common stock for every one share of DBI common stock that they hold. All of the issued and outstanding shares of common stock in MSI will be distributed upon effectiveness of this registration statement. The shares distributed will be registered and free trading, other than the shares subject to Rule 144.  The Company’s officer  and director Marian Munz, along with the Company’s 10%

shareholders, Estate for Gary Robert Schell and Howard F. Fine & Carol M Fine, Trustees of the Fine 1988, are the only parties receiving shares who are affiliates of the Company, and therefore, these shares received in connection with the spin-off  will be subject to the Rule 144 volume limitations on the sale of these securities.

Summary, Page 4

2.
In the forepart of the summary section please disclose that you have substantially suspended operations and have no current significant marketing campaigns for your product and, if you do not obtain financing, you will be forced to pursue other business opportunities.

In response to this comment, the Company revised its disclosure accordingly.

3.
We continue to note the disclosure on page four that “as a result of the merger” it was determined that the two businesses would be operated separately.  It is not clear how the determination to spin you off was a “result of the merger” based on the disclosure on pages 4 and 14 of your Form 8-K filed May 22, 2007.  Please revise your disclosure to accurately reflect the timing of intentions and events.  Also, please revise to clarify if and when the stock dividend was declared.

In response to this comment, the Company revised its disclosure to clarify the spin-off transaction.

4.
We refer to the disclosure on page 6 concerning the “distribution date,” we note the reference to “your book entry account for shares of DBI common stock distributed to you.”  Please revise to clarify the reference to DBI common stock.

In response to this comment, the Company revised its disclosure accordingly.

5.	We note the reference to an “offering price” on page six when discussing your “trading market.” Please revise to clarify the reference.

In response to this comment, the Company revised its disclosure accordingly.

Purchasing Shareholders, page 16

6.	It is not clear why the disclosure states that your parent is offering “up to” 3,640,650 shares. Please revise to clarify if there is a possibility that shareholders will not receive the shares.

In response to this comment, the Company revised its disclosure to clarify that “all” shares will be distributed in connection with the spin-off.

Directors, Executive Officers, Promoters and Control Persons, page 25

7.
We note your response to comment six.  We also note the added sentence that “[t]he duties that Mr. Munz and Mr. White devote to our company include:”.  There is no disclosure following the noted sentence.  Please revise to clarify.  Also, considering Messrs. Munz and White provide activities in separate capacities and is only paid for one, please revise to clarify the duties performed in each capacity.

In response to this comment, the Company has revised and clarified its disclosure regarding the services of Mr. Munz and Mr. White in their capacities as both officers and independent contractors.

8.
Considering your financial situation, please revise to discuss the compensation you provide Messrs. Conway, Sirbu, and Polyakov in the appropriate section and discuss the terms of your relationship with them.

In response to this comment, the Company has revised its disclosure to include the general terms of our relationship with Messers. Conway, Sirbu, and Polyakov.  Messrs. Sirbu and Polyakov are each individuals engaged on a project-by-project basis for which compensation for such projects is negotiated at a fixed price.  Mr. Conway’s services are used on a monthly basis and are paid for on a monthly basis.

9.	Please revise to provide the full disclosure required by Item 401 of Regulation S-B for the officers and significant employees listed in this section.

In response to this comment, the Company revised its disclosure to comply with the requirements of Item 401 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 27

10.	We note the disclosure in the table at the bottom of page 28. Please revise to clarify why the table does not include the shares available upon conversion of the existing notes.

In response to this comment, the Company revised the table to include the shares available upon conversion of the existing notes.

11.	Please revise to disclosure the natural person that is the beneficial owner and controls the voting and disposition of the shares held by the Estate for Gary Robert Schell.

In response to this comment, the Company has revised its disclosure to identify the natural person that is the beneficial owner.

Interests of Named Experts and Counsel, page 32

12.	On page 32, you disclose that Ronald Serota is your legal counsel. The noted disclosure is not consistent with the opinion that you have filed. Please advise.

In response to this comment, the Company revised its disclosure to note the correct legal counsel.

Description of Business, page 33

13.
We note your response to comment eight which requested you quantify the number of companies you are currently able to provide media sentiment about.  You respond that you are able to provide a number of sentiment measurements.  Please revise to clarify if each sentiment represents a company.

In response to this comment, the Company revised it disclosure to clarify that, as of the date of the registration statement, each sentiment represents a company.  In the future, a single company may receive multiple sentiment measurements and for each product component HeadsUp, UpperHand and BigMovers.

14.
We note your response to comment 10 but are not able to locate the response in the registration statement.  Please revise to discuss the ownership rights of your intellectual property developed by contractors.  Also, please revise to clarify if the contractors that conduct your research and development are the same as those listed on page 26.

Management’s Discussion and Analysis, page 40

In response to this comment, the Company has expanded its disclosure at “Research and Development Expenditures.”  The contractors that conduct research and development are the same as those disclosed under “Significant Employees.”.

15.
We note the disclosure at the top of page 41 of your intent to become profitable during the next 12 months through “robust financing of the marketing and sales activities.”  Please revise to discuss your plans associated with “robust financing of the marketing and sales activities.”

In response to this comment, the Company has deleted its reference to “robust financing’ and made revisions accordingly at page 41.

16.
We note your response to comment 12 but are unable to locate the disclosure in your Item 101 of Regulation S-B discussing the rental of your “mailing an emailing distribution lists.” Please revise to provide the previously requested disclosure and discuss its discontinuation and how that impacts your operations going forward in this section.

In response to this comment, the Company has made disclosures accordingly.

Results of Operations for the 12 months ended December 31, 2006 and 2005, page 42

17.
We note your response to comment 11.  We reissue the comment.  We note that your revenues and expenses increased for the periods compared.  Please revise to quantify those increases and discuss the reasons for them.  As the disclosure is currently, it only discusses the elements of the revenues and expenses in 2006.

In response to this comment, the Company has made the revisions accordingly by quantifying its increases in revenues and expenses and provided a disclosure relating to 2005 as well as 2006.

Results of Operations for the 3 and 9 month period ended September 30, 2007 and 2006, page 42

18.
Please revise the disclosure here to quantify the decreases in revenues and expenses.  Also, we note the disclosure here concerning the nine months ended only discusses the “revenues from the sales of our MediaSentiment” product.  Please revise to clarify if the disclosed revenues were your only revenues.  If you produced revenues from other activities, they should be discussed.

In response to this comment, there were not revenues from other activities and the disclosure identifies revenues “solely” from sales of MediaSentiment™ , other revisions have been made accordingly.

19.
We note that the decreases in your line items were attributable to “significantly reduced operating activity.” Please revise the disclosure that provides a management view of your business to discuss the reasoning behind the reduced operating activity and how it will impact your operations going forward.

In response to this comment, revisions have been made accordingly.

Liquidity and Capital Resources, page 43

20.	We note the revised disclosure on page 44 that if you are "unable to obtain financing we will be forced to continue other business opportunities." Please revise to discuss these opportunities.

In response to this comment, the Company has revised the disclosure accordingly.

21.	Please revise to provide a time frame for how long you can continue operating without adequate financing. Please revise to discuss and quantify your need for "adequate financing."

In response to this comment, the Company has made the revisions accordingly.

Certain Relationships and Related Transactions, page 45

22.
We note your response to comment 20 and the revised disclosure that the lenders of the two notes have the option to demand repayment or conversion after June 1, 2007. Considering your president is the beneficial owner of both notes, please revise to discuss his intention to seek repayment or conversion and quantify the interest that has accrued to date and the total amount now outstanding.

In response to this comment, Mr. Munz has not decided whether he will seek repayment or conversion and no disclosure can be accurately made at this time as to his intentions.  His intentions are to convert, however he is not certain and may decide otherwise.  Revisions have been made regarding interest and principal due as of January 31, 2008.

23.
We note your response to comment 22 and the disclosure here that your president •released DBI from its obligations to him and his wife under certain notes which [you] owed to them." Please revise to quantify the amount of the note that remains outstanding and discuss the principal terms of that obligation.

In response to this comment, the Company has made the revisions accordingly.

Financial Statements and Notes

General

24.
We note your disclosure on page 26 that “Marian Munz and William White devote non-paid time outside of the independent contracting parameters, with regards to their officer positions." Please tell us the amount of these uncompensated services, how you reported them in the financial statements, and revise the disclosure as appropriate. See SAB Topic 1 :B and 5:T.

In response to this comment, the Company has made this additional disclosure accordingly.  The Company does not account for the officer’s uncompensated services in it financial statements because the amount of services varies and the value is not easily quantified.

Media Sentiment. Inc. - Un-Audited - September 30.2007

Comparative Statements of Operations and Accumulated Deficit, page F-16

25.	We have reviewed your revision to loss per share disclosure in response to comment 28. Please address the following comments:

•
There appears to be an error in your calculation of net loss per share, based on the net loss and share amounts presented on the face of your financial statements.   Please clarify or revise accordingly.

•	As previously requested revise to present loss per share amounts rounded to the nearest cent.

•	Revise the information disclosed in Note 4 to be consistent with what has been disclosed on the face of your financial statements for each period presented.

In response to this comment, the Company has revised Note 4 to clarify the net loss per share presented on the face of the financials compared to that presented in the Notes. The loss per share disclosure is correct; amounts have been rounded to the nearest cent; and, other revisions have been made accordingly.

Note 8 - Business Combination, pages F-21 - F-23

26.
We have reviewed your response to comment 26 and the additional disclosures within your footnote.   Please revise your disclosures to explain whether the revenue and expenses retained as California News Tech represents operations independent of Media Sentiment, Inc. or operations of the Media Sentiment, Inc. prior to its formation in October 2006.

In response to this comment, the Company has made the revisions accordingly.

Exhibit 23.1 Consent of Jewell & Langsdale

27.
We noted the accountants' consent refers only to the 2005 financial statements.  Please have your accountants revise then- consent to refer to all the financial statements covered by their audit report included in the prospectus.

In response to this comment, the Company is filing an updated and revised consent of Jewell & Langsdale referring to all the financial statements covered by their audit report included in the prospectus.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.
Cane Clark, LLP